UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDED FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                               ENDOVASC LTD., INC.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its Charter)


        Nevada                                               76-0512500
 ---------------------------                            -------------------
(State of other jurisdiction                           (I.R.S. Employer
of incorporation or                                     Identification No.)
organization)


 15001 Walden Road, Suite 108, Montgomery, TX                       77356
 --------------------------------------------                       -----
(Address of principal executive offices)                          (Zip Code)


Issuer's Telephone number:   (409) 448-2222
                             --------------

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

(a)      Business Development

         Endovasc Ltd., Inc., (the "Company" or the "Registrant" ) is a Nevada corporation which was originally incorporated on June 10, 1996 under the name of Endovasc. The Company was authorized to issue an aggregate of 25,000 shares of capital stock with a par value of $0.001 per share. The Company filed a Certificate of Amendment to the Articles of Incorporation on September 5, 1996 increasing the authorized shares to 100,000,000 shares of common stock, par value $0.001 per share. On May 28, 1997, the Company filed a Certificate of Amendment of Articles of Incorporation changing the name of the Company to Endovasc Ltd., Inc. On June 2, 1997, the Company filed a Certificate of Amendment of Articles of Incorporation increasing the authorized shares to 120,000,000 shares of capital stock, par value $0.001 per share, of which 100,000,000 shares are common shares and 20,000,000 shares are preferred shares.

         The Company has not been subject to bankruptcy, receivership or any similar proceeding.

         The Company maintains offices at 15001 Walden Road, Suite 108, Montgomery, Texas 77356. As of October 13, 1999, 7,296,496 shares of the Company's authorized shares of common stock were issued and outstanding. No shares of preferred stock have been issued.

         The Company has generated no revenue from the sales of its products. As described below, the Company's products are in the process of clinical testing and have not been approved for general sales. Accordingly, the Company has historically operated with significant losses. Also, the Company does not anticipate generating revenues from the sale of products during the next twelve months. As a result, it is possible that the Company will not be able to continue as a going concern.

(b)      Business of the Registrant

(1)      Principal Products and Services

         The Company develops biotechnology products for marketing or licensing in the human health care industry. In this regard, the Company has focused on developing products related to the treatment of patients who have undergone angioplasty treatment for vessel blockages.

         Patients who become critically ill due to vessel blockage are treated with bypass or medical therapy or in many cases are treated with an angioplasty procedure. The angioplasty procedure uses a small balloon like structure to open blocked blood vessels. Quite often angioplasty patients develop new blockages after treatment. The Company has focused on developing products to reduce the occurrence of new blockages after angioplasty procedures.

         The Company has found that a naturally occurring hormone called prostaglandin E1 may prevent secondary blockages from occurring if it can be used at the same time that an angioplasty is preformed. Unfortunately, prostaglandin E1 has a short life in the blood stream, not quite long enough to produce the effect needed to prevent the reclosure. The Company is developing a method of delivering prostaglandin over a long period of time thereby increasing the therapeutic effect of the hormone.

         In this regard, the Company is using methods described in two patents transferred to the Company to create an effective delivery system for prostaglandin. The Company's technology has been developed around its US Patents No. 4,820,732, "Method and Compositions for Reducing Dysfunction in Angioplasty Procedures," and No. 4,955,878, "Kit for Treating Arterial Dysfunction Resulting from Angioplasty Procedures".

         The products created by the Company using the methods described in the patents consist of putting prostaglandin into tiny "artificial cells" called liposomes. Liposomes are extremely small cell-like structures composed of a thin, but durable, membrane that surrounds a hollow compartment containing an active drug, protecting the drug from the outside environment. The liposome is capable of regulating the transport of molecules in and out of the enclosed compartment. The, liposomes may be used to control the passage if drugs through the membrane and to the intended body site for absorption or action.

         The Company's products use liposomes filled with prostaglandin to penetrate the area of the angioplasty-treated blood vessel wall. Once in place these liposomes slowly dissolve and continuously release prostaglandin over a specific period of time. The prostaglandin can thereby treat the effected area over a longer period of time than it could without the liposomes. The Company's liposome/prostaglandin products are protected by US Patent 4,820,732, US Patent 4,955,878 and Notice of Allowance to US Ser. No. 07/797,743 received on March 1, 1999, and Trademark Application Ser. No. 75/632,736' (LiprostinTM) and various patents pending.

         The Company's lead product is called Liprostin(TM). The Company intends to use Liprostin(TM) to coat surgical stents. Such stents are used in vascular surgical procedures such as angioplasty and in the treatment of critical limb salvage. Stents are small structures used in vascular surgery to support vessel healing and instilling agents that promote the healing process. The Company is in the clinical trial testing procedure necessary to obtain the Federal Drug Administration's approval for the sale of Liprostin(TM) in the Untied States. The Company intends to commence Phase I/II testing by January 1, 2000. Phase I clinical trials consist of testing for the safety and tolerance of the product with a small group of subjects and may also yield preliminary information about the effectiveness and dosage levels of the product. Phase II clinical trials involve testing for efficacy, determination of optional dosage and identification of possible side effects in a larger patient group.

(2)      Distribution Methods

         Once the Company has completed clinical testing of Liprostin(TM) and obtained FDA approval for the sale of the drug, Liprostin(TM) will be sold alone or in a kit containing a delivery catheter and a stent or other components. The Company intends to promote the product through peer review, seminars, journals and direct sales. The Company intends to market its Liprostin(TM) coated surgical stents via marketing partners with experience in the marketing and distribution of medial products. If no suitable partner is found the Company likely will use either a public or private offering of its securities, either equity or debt, to raise funds necessary to create the production, marketing and distribution infrastructure necessary to bring its products to market.

(3)      Status of Publicly Announced New Products or Services

         At the time of the filing of this Amended Form 10-SB, the Company's primary product, Liprostin(TM), has received preclinical approval to file a Investigational New Drug application ("IND") for Phase I/II of its clinical trials. The Company estimates that both phases of clinical trial will be complete by approximately December 31, 2000.

(4)      Competition

         The Company faces well established and well funded competition from other companies using liposomes for drug delivery. These include Eli Lilly, The Liposome Company and Schering-Plough. These companies generally use liposome for the delivery of antitumor drugs. While the Company's stents coated in
Liprostin(TM) can be use in antitumor treatment, the Company primarily intends to market Liprostin(TM) in connection with angioplasty treatments.

         Competition in this area is limited at present as only ReoPro sold by Censtocor and marketed by Eli Lilly is being used in angioplasty and no product is available to treat critical limb ischemia (cli), the Company's first indication for approval. CLI is a medical condition were a limb does not receive a sufficient supply of blood.

(5)      Raw Materials and Principal Suppliers

         At the time of the filing of this Amended Form 10-SB, the Company is still in the process of test its products in clinical trials. Commercial production of production of products had not begun.

(6)      Dependence on Major Customers

         As indicated throughout this Item 1, the Company is in the organizational stage and is in the process of developing, manufacturing and distributing its biopharmaceutical products. At this point in time, the Company has no sales and accordingly, no major customers.

(7)      Patents, Trademarks, Licenses, Copyrights, etc.

         The Company owns two patents: US Patents No. 4,820,732, "Method and Compositions for Reducing Dysfunction in Angioplasty Procedures," and No. 4,955,878, "Kit for Treating Arterial Dysfunction Resulting from Angioplasty Procedures".

         The Company also has applied for trademark protection for the name Liprostin(TM) under Trademark Application Ser. No. 75/632,736. In May of 1999, the United States Patent and Trademark Office ("USPTO") notified the Company that its pending Patent US Ser. No. 09/309,949 would be allowed (Notice of Allowance).

(8) Governmental Approval, Effect of Governmental Regulations and Costs and Effects of Compliance with Environmental Laws

         The Company anticipates that governmental regulation will significantly impact upon the time in which the Company can market its biopharmaceutical products in the United States. Initially, the Company must comply with FDA procedures to gain approval for its products. Such approval process involves clinical testing which occurs in three phases to demonstrate safety and efficacy of the product. Phase I clinical trials consist of testing for the safety and tolerance of the product with a small group of subjects and may also yield preliminary information about the effectiveness and dosage levels of the product. Phase II clinical trials involve testing for efficacy, determination of optional dosage and identification of possible side effects in a larger patient group. Phase III clinical trials consist of additional testing for efficacy and safety with an expanded patent group. After the product has been approved for marketing, Phase IV post-marketing surveillance studies may be required to provide additional data to the FDA for longer term follow-up concerns.

         Upon successful completion of Phase III testing, either a New Drug Application (NDA) or Product License Application (PLS) can be filed, depending upon whether the product is designated as a drug or a biological, respectively. Either approval requires a review of detailed data of the results of clinical studies, the composition of the drug or biological, the labeling that will be used, information on manufacturing methods, and samples of the products. After the FDA completes its review of the application, the product is typically reviewed by a panel of medical experts, and the applicant required to answer questions on its safety and efficacy. At the recommendation of the panel, an NDA or PLA may be granted and the product may then be marketed.

         The Company anticipates that even after FDA approval, the Company's products will be subject to FDA regulation.

(9)      Research and Development in the Last Two Years

         During the last two years, the Company has been primarily involved in developing its anti-restenosis stent coatings and its liposomes for treating vascular disease (Restenosis refers to the medical condition were a blood vessel develops a new blockage after treatment for an initial blockage). Both projects are developed and, in the Company's opinion, are ready for human clinical trials. The Company has collaboration with outside partners on its stent coatings, but is at present taking its LiprostinTM liposome to market without corporate alliances.

(10)     Employees

         As of October, 1999, the Company had five (5) full-time employees. Three of the officers and directors of the Company also perform services on behalf of the Company but do so on a non-exclusive basis. None of the Company's employees or independent contractors are subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.

(c)      Reports to Security Holders

         Prior to filing this Amended Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of its Form 10-SB in December of 1999, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

(d)      Year 2000 Disclosure

State of Readiness

         The Company does not anticipate any problems in dealing with year 2000 issues. All of the Company's computer systems have been acquired within the last year and are year 2000 compliant. All such systems have computer processors capable of properly recognizing dates past 1999. The Company's computer systems are used primarily for word processing, bookkeeping and Internet communications. The Company keeps current with all updates and revisions of all software used in connection with the Company's business. The Company's current word processing accounting and Internet communications software is year 2000 compliant. From an internal standpoint, the Company is year 2000 ready. Operations since January 1, 2000 have show no problems which could be attributed to the year 2000 computer issue.

         The Company's business may be impacted by the year 2000 readiness of third parties with whom the Company has a material relationship. Such parties include banks, telephone companies, attorneys, accountants and transfer agents. The Company has made inquiry of its transfer agent, Nevada Agency and Trust Company, its attorneys and its accountant regarding their year 2000 readiness. All of the Company's attorneys, its accountant and its transfer agent are year 2000 compliant. Larger vendors, such as banks and telecommunications companies, have represented themselves as year 2000 compliant. Since January 1, 2000, the Company has experience no problems in connection with third parties which could be attributed to the Year 2000 issue.

Costs of Year 2000 Issues

         The Company's costs of remediating any year 2000 issues has been inconsequential. Such costs total no more than a few thousand dollars. Indeed, the general need to upgrade and replace computer systems was more of a factor in recent computer hardware and software acquisitions than the year 2000 was in connection with the computer systems the Company uses.

Year 2000 Issues, Risks and Contingency Plans

         The most reasonable worst case scenario the Company faces as a result of year 2000 issues is the failure of third party service providers, such as banks or telecommunications companies, failing as a result of their failure to properly remediate any year 2000 problem they may have. If that happens, the Company will deal with service providers who have not failed to remediate their year 2000 issues. Management does not anticipate that the costs of changing such third party service providers will be significant. As stated above, since January 1, 2000, the Company has experienced no Year 2000 problems either internally or with third parties.

--------------------------------------------------------------------------------
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------

PLAN OF OPERATION


         As was indicated in the notes to the financial statements, the Company is primarily a developer and marketer of proprietary biopharmaceutics for the human healthcare industry. The products are delivered in very small micro spheres called liposomes which can range in size from 50 nm to 10,000 nm or more, or in conjugated compounds containing the drug on the surface of various prosthesis. These products are protected by US Patent 4,820,732, US Patent 4,955,878 and Notice of Allowance to US Ser. No. 07/797,743 received on March 1, 1999, and Trademark Application Ser. No. 75/632,736 (LiprostinTM) and various patents pending.

Liquidity and Cash Requirements

         For a complete understanding, this Plan of Operations should be read in conjunction with Part I Item 1. Description of Business and Part F/S - Financial Statements to this Form 10-SB.

         During the period from inception, June 10, 1996 to June 30, 1999, the Company has not generated any revenue from the sale of products and does not expect to generate any material revenue from sale of products for at least the following twelve months. Also, the Company has historically operated with significant losses. The Company's lack of revenue may result in the Company's inability to continue as a going concern.

         However, during the next 12 months, management of the Company will attempt to generate revenue by enhancing its ongoing research and development services. In July 1999, the Company established one such program with C. R. Bard, Inc. ("Bard") of Murray Hill, New Jersey. The Company and Bard are collaborating on the development of new coatings for vascular stents, which may inhibit or prevent restenosis and premature closure of Bard's peripheral stent and graft prosthesis. A peripheral stent is a medical device used in the arteries of limbs to maintain open blood flow. A graft prosthesis is an artificial vein or artery. The above agreement also called for a "standstill" and "quiet period" for six months while Bard carried out certain due diligence on both the current research and development and the Company's core technologies. The terms "standstill" and "quiet period" refer to the Company's contractual obligation to refrain from the types of activities covered by the agreement with Bard for a period of six months while Bard conducted its due diligence. The term "due diligence refers to Bard's obligation to conduct an investigation it deems necessary regarding the status of the research and development of the Company's core products. Although there can be no assurances, the Company is hopeful that this collaboration may result in a license or similar agreement some time during the next 12 months, which may alleviate the Company's cash flow needs and its complete reliance on the need to secure funds through small private placements of its debt and equity securities and its dependency on personal loans from Dr. Summers.

         As discussed above, research and development services are being sought in order to generate revenues to assist in the cost of operations as opposed to solely relying on the sale of equity or debt securities. However, these services and revenues are dependent upon the ability of the Company primarily through its founder, Dr. David Summers, to continue to be actively involved in the development of new and novel technologies, which are of interest to potential outside company collaborators and partners. Should Dr. Summers not be able to continue to provide such services, the Company would be forced to recruit and employ personnel capable of performing similar services and there is no assurance that such persons could be recruited and employed to provide these services, thus exposing the Company to potential loss of revenues tied to the services.

         In addition, the Company's projected income for the coming 12 months is dependent on the timely acceptance of the Company's request for Food and Drug Agency ("FDA") approval of its Phase I and Phase II clinical trials of its main product Liprostin(TM), for treatment of critical limb salvage. Critical limb salvage refers to medical treatment during which attempts are made to increase blood circulation to a limb in order to prevent amputation. There is no assurance that the FDA will approve the Company's submission as submitted. It is possible that undue delays by the FDA will present opportunities for other treatments to become available from larger companies with greater financial and logistical resources. It also is possible that the FDA will not approve Liprostin(TM).

         Either of the two events described above, the failure of the Company's research and development efforts and the FDA's failure to approve the Company's products, could have an adverse impact on the Company's ability to continue operations. At this point, the Company has no other sources of producing revenue. Without revenues from sales of FDA approved products or from research and development operations, it is likely the Company will fail as a going concern.

         Also, if the Company is unable to sell more of its securities to raise operating funds or otherwise obtain such funds from establishing lines of credit or selling its technologies, it is likely that the Company will fail as a going concern. At this point, the Company has not plans to establish a line of credit, sell its technologies or engage in a public offering of its shares in order to generate operating capital.

         Other than discussed above, the Company knows of no other trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's short-term or long-term liquidity.

         As of June 30, 1999, the Company had an accumulated deficit of ($2,776,737) funded primarily by paid-in capital. During the years ended June 30, 1999 and 1998, the Company had losses from operations of ($796,543) and ($1,032,834), respectively. The Company expects that losses from operations will continue until such time as product sales or research and development services generate sufficient revenues to fund its continuing operations, as to which there can be no assurance.

         In December 1998, the Company offered to sell certain securities under a Regulation D, Rule 504 exemption, which became fully prescribed in August 1999 for a combined total of $1,000,000. The Company intends to continue to raise capital as needed via private placement of its securities, will seek lines of credit and will solicit the sale of licenses and/or sale of its potential technologies if so required.

Research and Development

         The Company will continue to attempt to develop new uses for its core product LiprostinTM, which may enable it to avoid serious impact from the uncertainties of (1) continued collaboration with Bard, or (2) the inability to recruit other partners, collaborations or licensees for its technologies by developing new uses for its prostaglandin coatings, such as use in hip or bone prosthesis to promote rapid bone growth, use of prostaglandin and other therapeutic agents for treatment of cancer, inflammatory disease, liver disease and other diseases which prostaglandin has demonstrated safety and efficacy.

         1. The Company has begun testing its first product, a liposomal encapsulation of a natural occurring hormone, prostaglandin E-1 ("PGE-1") in laboratory and animal models and is at present awaiting response from the US Food and Drug Agency for approval to commence Phase I/II human trials. Although the submission is planned for during the first quarter of the year 2000 and should be reviewed and responded to by the FDA within the statutory 45 days, there can be no assurance that this will be the case. It could be delayed if the FDA requires additional information or tests which may necessitate resources and/or financial outlays beyond the Company's capabilities. Consequently, this may substantially impact the Company to the point that the Company may be required to (a) cease operations, (b) out-license the product to a third party, or (c) drop the product entirely.

         2. The Company continues to devote the majority of its funds and revenues on (a) its core product LiprostinTM, and (b) its collaborations and potential licensing agreements.

         3. To date, all of the Company's research and development has been carried out without the need of additional plant and equipment other than what the Company purchased during its first year of operation. Although there can be no assurances that our collaborations or research and development agreements may required additional plant and equipment, the Company has no plans for such outlays.

         Employees will be added as needed by the size and complexity of the Company's business.

Going Concern Issue

         The report from the Company's independent accountants includes an explanatory paragraph which describes substantial doubt concerning the ability of the Company to continue as a going concern, without continuing additional contributions to capital. The Company may incur losses for the foreseeable future due to the significant costs associated with research and development activities and operation expenses which will be necessary for further development of applications for the Company's products and its research and development services. See "Financial Statements - Report of Independent Accountants" and Note 9 - Going Concern Considerations.

Costs of Filing Periodic Reports

         The filing of the Company's Form 10-SB in December of 1999, subjects the Company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the Company's business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The annual auditor's services must be paid for in cash. Should cash not be available to pay for the auditor's services, the Company will have to borrow the needed funds from sources not yet identified.


--------------------------------------------------------------------------------
ITEM 3.          DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 3 contained in its Form 10-SB filed on December 3, 1999.


--------------------------------------------------------------------------------
ITEM 4.          SECURITY  OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 4 contained in its Form 10-SB filed on December 3, 1999.



----------------------------------------------------------------------------
TEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                 PERSONS
-------------------------------------------------------------------------------


(a)      Directors and Executive Officers

         As of February, 2000, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:


                                                                     Period Served As
Name                    Age      Position                            Officer/Director*
----                    ---      --------                            -----------------

David P. Summers        61       Chief Executive Officer,            Inception to Present
                                 and a Director

Gary R. Ball            39       Chief Operations Officer,           Inception to Present
                                 Vice President of Research and
                                 Development, treasurer
                                 and a Director

M. Dwight Cantrell      54       Chief Financial Officer             Jan. 1997 to Present
                                 and a Director

Claudio R. Roman        42       Director                            Jan. 1997 to Present



*The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b)      Business Experience:

         Dr. David P. Summers, age 61, is the Chief Executive Officer of Endovasc and serves as a director as well. Dr. Summers has worked in this capacity since the Company's inception and devotes his full time to the Company's operations and is primarily responsible for the Company's operations has a whole. Prior to founding Endovasc, Dr. Summers founded American BioMed, Inc. in 1984 and served as its President and CEO until June of 1995. Dr. Summers is a Fellow in the American College of Angiology and an engineer/inventor of a number of medical devices used primarily to treat cardiovascular diseases. He is the author of 18 issued patents and has 8 patents pending. Prior to Founding American BioMed, he was employed in marketing and management with C.R. Bard, Inc., a manufacture and distributor of cardiovascular medical products, Karl Stortz Endoscopy, and endoscopic instrument company, and Pall Corporation, a manufacture and distributor of blood filtration products for medical use. Dr. Summers received a M.B.A. degree from Pepperdine University in 1989 and received a doctorate in 1992 in International Economics and Kennedy-Western University. He holds membership in the New York Academy of Sciences, American Association of Advancement of Science, Houston Inventors Association, International Society for Endovascular Surgery, European Vascular Society and is a Senior Member of the Society of Plastic Engineers.

         Gary R. Ball, age 39, is the Chief Operations Officer, Vice President of Research and Development, treasurer and a Director of the Company. Mr. Ball also devotes his full time to the Company's operations. With Dr. Summers, Mr. Ball oversees the general operations of the Company, with particular attention to the Company's research and development efforts. Mr. Ball has degree in electrical and mechanical engineering has experience in micro processor technology and research and development. His is a co-inventor of two U.S. patents, including a spinal dissector and vascular stent. Mr. Ball has developed these products from inception into devices for spinal procedures and devices for supporting blood vessels. He is experienced in designing, researching and developing prototypes, reliability testing and patent research and filing. Mr. Ball has designed animal protocols for testing and has been responsible for human clinical studies and regulatory approvals.

         M. Dwight Cantrell, age 54, is the acting Chief Financial Officer and a Director of the Company. He works for the Company on a part time basis and devotes whatever time is requited of him in connection with the Company's financial books and records. Mr. Cantrell graduated from Southern Ohio University in 1967 and is a public accountant with 31 years of experience. He was formerly CFO for a $100 million electrical supply company and has been self-employed as a private consultant to several Houston area banks for over 30 years.

         Claudio R. Roman, age 42, serves as a Director of the Company. Mr. Roman is a practicing attorney, who received his law degree from University of Houston School of Law in 1984. Given his legal background, from time to time Mr. Roman provides the Company with legal advice.

         While Dr. Summers and Mr. Ball work on a full-time basis, they do so on a non-exclusive basis. That is, they are free to pursue other opportunities. The Company has seen no conflict of interest from the any of the activities of management outside of their duties to the Company.

(c)      Directors of Other Reporting Companies:

         None of the Company's officers and directors are officers or directors of any other reporting company.

(d)      Employees:

         The Company employs five (5) full time employees. The officers and directors who are identified above are also significant employees of the Company.

(e)      Family Relationships:

         Gary R. Ball, Vice President of Research and Development, Treasurer and a Director of the Company, is the son-in-law of David P. Summers, Chief Executive Officer and a Director of the Company.

(f)      Involvement in Certain Legal Proceedings:

         Except as noted below, none of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

         (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

                  (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

         (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

         David R. Miller, a former officer of the Company, was charged and indicted for grand theft from the Company. The matter is pending in the District Court for the State of Texas. A trial date was set for September 13, 1999, but Mr. Miller failed to appear forfeiting his bond.

--------------------------------------------------------------------------------
ITEM 6.           EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 6 contained in its Form 10-SB filed on December 3, 1999.

--------------------------------------------------------------------------------
ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's capital stock, or members of their immediate families had, or is to have, a direct or indirect material interest, except as follows:

         Effective October 1, 1999, the Company entered into a stock option agreement with Dr. David P. Summers. Under this agreement, Dr. Summers is granted an option to purchase up to 1,000,000 shares of the Company's common stock at a purchase price below the prevailing market price. The option is for a five year period ending October 31, 2004.

         Effective December 9, 1997, the Company entered into a stock option agreement with Gary R. Ball. Under this agreement, Mr. Ball is granted an option to purchase up to 600,000 shares of the Company's common stock at a purchase price below the prevailing market price. The option is for a three year period expiring December 8, 2000.

         During the fiscal year ended June 30, 1998, the Company also entered into an agreement with M. Dwight Cantrell under the terms of which he was compensated for past services as a director of the Company. Under the terms of this agreement, Mr. Cantrell was granted an option to purchase 50,000 shares of the Company's common stock at a purchase price of $0.75 per share for a term of three years.

         During the fiscal year ended June 30, 1999, the Company entered into an agreement with Claudio Roman, Esq., under the terms of which he was compensated for past services as legal counsel for the Company. Under the terms of this agreement, Mr. Roman was granted an option to purchase 50,000 shares of the Company's common stock at a purchase price of $0.25 per share for a term of three years.

         During the fiscal year ended June 30, 1998, the Company entered into an agreement to purchase the rights to patent number 4,820,732 and patent number 955,878 from Francis Pizzulli. The purchase price was $125,000, $50,000 of which was payable upon execution and $75,000 of which was due by December 31, 1997. The agreement also called for the issuance of 200,000 shares of the Company's common stock. The Company made the initial $50,000 payment and issued the 200,000 shares of stock. The stock was issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. However, the Company did not make the $75,000 payment as scheduled. The agreement indicated that if the final payment was not made within seven months from the execution of the agreement that the final payment would be increased to $150,000 plus the issuance an additional 200,000 shares of stock. The Company has not made its final payment to Mr. Pizzulli and remains obligated to him under the term of the settlement agreement between the parties. The Company has discussed the matter of payment with Mr. Pizzulli and the Company believes that current arrangements pursuant to the settlement agreement are satisfactory to both Mr. Pizzulli and the Company.


--------------------------------------------------------------------------------
ITEM 8.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 8 contained in its Form 10-SB filed on December 3, 1999.


--------------------------------------------------------------------------------
ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON
         EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 9 contained in its Form 10-SB filed on December 3, 1999 and adds the following to the information contained therein:

         The Company will request a resumption of quotation privileges on the OTC bulletin board should no NASD-member market maker do so.

--------------------------------------------------------------------------------
ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

         All of the following issuances of the Company's shares which involve the Company's reliance on the exemption from registration afforded bu Section 4(2) of the Securities Act of 1933, as amended, were made because each such issuance was part of a private transaction between the Company and the individuals involved. Such issuance dealt with special circumstance between the Company and the particular individuals are were not part of general solicitation for the sale of the Company's shares.

         On or about July 25, 1997, the Company issued at total of 300,000 of its common stock pursuant to the exemption for registration provided by Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D. The total consideration paid the shares was $300,000, or $1.00 per share. Such shares were issued to the following individuals in the following amounts:

         Name                                        Shares
         ----                                        ------

         Ronald & Judy Neddings                      15,000
         Paul & Helen Jones                          30,000
         Rafael and Ana Moreno                       30,000
         Drexal Global Fund                         100,000
         Ebensfeld Corporation                      125,000


         On or about September 26, 1997, the Company issued 382,571 shares of its common stock for a total consideration of $500,000, or $1.30 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Such shares were issued to the following individuals in the following amounts:

         Name                                         Shares
         ----                                         ------

         Richard M. Johnson & Assoc.                 300,000
         James Mundt                                   3,571
         Claudio R. Roman                             20,000
         M. Dwight Cantrell                           25,000
         Nick Nichols                                 10,000
         Lester Summers                                1,000
         Dorothy Summers                               1,000
         Allan Burns                                   5,000
         Dan Halman                                    2,000
         Eric Gilles                                  10,000
         Charles Siedel                                5,000
         Susan Cohen, Esq.                             2,044


         On or about November 13, 1997, the Company issued 200,000 shares to Geothermica in consideration of certain patent rights. Such shares were valued at $4.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.


         On or about June 16, 1998, the Company issued 100,000 shares of its common stock to Alexander H. Walker, Jr. in consideration for legal services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 16, 1998, the Company issued 300,000 shares of its common stock to Dorothy Summers in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 30, 1998, the Company issued 50,000 shares of its common stock to Danilo D. Lasic in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 23, 1998, the Company issued 18,987 shares of its common stock to Nick A. Nichols, Jr. in exchange for patent counsel and filing services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 24, 1998, the Company issued 25,000 shares of its common stock to M. Dwight Cantrell in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 28, 1998, the Company issued 1,416 shares of its common stock to Janet S. Clark in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 28, 1998, the Company issued 1,190 shares of its common stock to James Mundt in exchange for dividends. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about October 19, 1998, the Company issued 2,083 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing the Company's brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 19, 1998, the Company issued 14,380 shares of its common stock to Susan Cohen in consideration for legal services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 30, 1998, the Company issued 50,000 shares of its common stock to James D. Regan in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 30, 1998, the Company issued 10,416 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing Company brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about December 29, 1998, the Company issued 650,000 shares of its common stock to Edward H. Burnbaum in exchange for escrow. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about January 8, 1999, the Company issued 35,556 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.28125 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about January 14, 1999, the Company issued 20,000 shares of its common stock to Phoenix Investment Group in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 14, 1999, the Company issued 5,200 shares of its common stock to James Regan in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 22, 1999, the Company issued 10,116 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing Company brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about January 28, 1999, the Company issued 80,000 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.18750 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about February 3, 1999, the Company issued 2,000 shares of its common stock to John G. Charles in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 3, 1999, the Company issued 5,200 shares of its common stock to James D. Regan in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 18, 1999, the Company issued 106,667 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.140625 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about February 23, 1999, the Company issued 100,000 shares of its common stock to Patrick M. Rost in exchange for shareholder relations services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 23, 1999, the Company issued 5,000 shares of its common stock to Shawn F. Hackman in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about March 9, 1999, the Company issued 248,889 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.140625 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about March 23, 1999, the Company issued 13,201 shares of its common stock to Hiroko Yoshida in exchange for technical advisement services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 6, 1999, the Company issued 127,348 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.38281 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about April 13, 1999, the Company issued 5,166 shares of its common stock to Alenka Lasic in exchange for services rendered in connection with designing Company brochures and designing the Company's website. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 19, 1999, the Company issued 187,324 shares of its common stock to Mr. Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.3203 and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about April 22, 1999, the Company issued 93,409 shares of its common stock to Mr. Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.28905 and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about April 29, 1999, the Company issued 139,132 shares of its common stock to Mr. Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.35937 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about May 20, 1999 the Company issued 65,308 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.3828 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about May 27, 1999, the Company issued 1,000 shares of its common stock to Janet S. Clark in exchange for services. Such shares were valued at $0.3828 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 8, 1999, the Company issued 16,487 shares of its common stock to Hiroko Yoshida in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about June 24, 1999, the Company issued 124,444 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.3203 and were issued pursuant to the exemption from registration under Rule 504 of Regulation
D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about July 8, 1999, the Company issued 10,000 shares of its common stock to John G. Charles in exchange for services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about July 27, 1999, the Company issued 5,000 shares of its common stock to Sherry R. Ball in exchange for corporate video design and development services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about July 26, 1999 the Company issued 98,467 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.30467 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about July 29, 1999, the Company issued 18,577 shares of its common stock to Hiroko Yoshida in exchange for scientific and product development services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

         On or about August 6, 1999, the Company issued 9,883 shares of its common stock to Hiroko Yoshida in exchange for scientific and product development services rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under
Section 4(2) of the Securities Act of 1933, as amended.

         On or about August 6, 1999, the Company issued 50,000 shares of its common stock to Danilo Lasic in exchange for scientific, laboratory, and technical advice rendered to the Company. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 27, 1999, the Company issued 200,000 shares of its common stock to Francis Pizzuli in connection with a settlement reach in litigation. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 27, 1999, the Company issued 237,079 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.2109 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about October 4, 1999, the Company issued 4,000 shares of its common stock to John G. Charles in exchange for sales and marketing services. Such shares were valued at $1.00 per share and were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about October 13, 1999 the Company issued 384,000 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.09375 per share and were issued pursuant to the exemption from registration under Rule 504 of Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

         On or about October 28, 1999 the Company issued 500,000 shares of its common stock to Amram Rothman in connection with the conversion of convertible debentures owned by Mr. Rothman. Such shares were valued at $0.20 per share and were issued pursuant to the exemption from registration under Rule 504 or Regulation D. The Company relied on such exemption from registration based upon the fact that issuance of these shares complied with the requirements of Regulation D and the Company made the required informational filing pursuant to Regulation D.

--------------------------------------------------------------------------------
ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 11 contained in its Form 10-SB filed on December 3, 1999.

--------------------------------------------------------------------------------
ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text of Item 12 contained in its Form 10-SB filed on December 3, 1999.

--------------------------------------------------------------------------------
ITEM 13.          Financial Statements
--------------------------------------------------------------------------------

         The following Financial Statements are filed as exhibits to this amended Form 10SB: Finanacial Statements as of June 30, 1999 and for the years ended June 30, 1999 and 1998, and for the period from inception, June 10, 1996, to June 30, 1999 and Fianancial Statements for the three months ended September 30, 1999 and 1998 (Unadited)

--------------------------------------------------------------------------------
ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

         On July 29, 1999, the Company engaged Ham, Langston & Brezina, L.L.P. ("HL&B") as its independent accountant and terminated the services of Ken Beverly & Associates, P.C. The decision to engaged HL&B as the Company's independent accountant was recommended by the Company's Chief Executive Officer. The decision to change accountants was approved by the Company's Board of Directors.

         The principal accountant's reports on the Company's financial statements for the past two (2) years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

         During the Registrant's two (2) most recent fiscal years, including any subsequent interim period preceding the change in accountants, there have been no disagreement with the Company's former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

         During the Registrant's two (2) most recent fiscal years, the Registrant's accountant has not advised the Registrant that the internal controls necessary for the Registrant to develop reliable financial statements do not exist.

         During the Registrant's two (2) most recent fiscal years, the Registrant's accountant has not advised the Registrant that information has come to the accountant's attention that has led it to no longer be able to rely on management's representations, or that it has made it unwilling to be associated with the financial statements prepared by management.

         During the Registrant's two (2) most recent fiscal years, the Registrant's accountant has not advised the Registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant's attention during the Registrant's two (2) most recent fiscal years that if further investigated may (i) materially impact the fairness or reliability of: a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or (ii) caused it to be unwilling to rely on management's representations or be associated with the Registrant's financial statements, and due to the accountant's resignation (due to audit scope limitations or otherwise), or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigations.

         During the Registrant's two (2) most recent fiscal years, the Registrant's accountant has not advised the Registrant that information has come to the accountant's attention that it has concluded materially impacts the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering a fiscal period subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and due to the accountant's resignation, dismissal or declination to stand for re-election, or for any other reason, the issue has not been resolved to the accountant's satisfaction prior to its resignation, dismissal or declination to stand for re-election.

         During the Registrant's two (2) most recent fiscal years and during any subsequent interim period, neither the Registrant nor anyone on its behalf has consulted the Registrant's newly engaged accountant regarding either the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant's financial statements, and other a written report was provided to the Registrant or oral advice was provided that the new accountant concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue. Nor during the time period in question was the Company's new accountant consulted by the Registrant or anyone on its behalf on any matter that was either the subject of a disagreement or a reportable event as defined in Item 304 of Regulation S-K.

         The Company's former accountant has been requested to furnish the Registrant with a letter addressed to other Commission stating whether the accountant agrees or disagrees with the statements made by the Registrant under this item. The former accountant's letter is filed as an exhibit to this Amended Form 10-SB.

--------------------------------------------------------------------------------
ITEM 15.  Financial Statements and Exhibits
--------------------------------------------------------------------------------

         The Company incorporates herein by this reference the text and exhibits of Item 15 contained in its Form 10-SB filed on December 3, 1999 and supplements such exhibits with the following:


Assigned Number     Description
---------------     -----------

(16)                Letter on change in certifying accountant

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                                   ----------




                              FINANCIAL STATEMENTS
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS
                as of June 30, 1999 and for the years ended June
                   30, 1999 and 1998, and for the period from
                            inception, June 10, 1996,
                                to June 30, 1999

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                                TABLE OF CONTENTS
                                   ----------

                                                                 Page(s)
                                                                 -------

Report of Independent Accountants                                  F-2

Financial Statements:

  Balance Sheet as of June 30, 1999                                F-4

  Statement of Operations for the years ended
    June 30, 1999 and 1998, and for the period from
    inception, June 10, 1996, to June 30, 1999                     F-5

  Statement of Stockholders' Deficit for the years
    ended June 30, 1999 and 1998, and for the period
    from inception, June 10, 1996, to June 30, 1999                F-6

  Statement of Cash Flows for the years ended
    June 30, 1999 and 1998, and for the period from
    inception, June 10, 1996, to June 30, 1999                     F-8

Notes to Financial Statements                                      F-9

                        Report of Independent Accountants
                        ---------------------------------



To the Stockholders of
Endovasc Ltd., Inc.


We have audited the accompanying balance sheet of Endovasc Ltd., Inc. (a development stage enterprise) as of June 30, 1999, and the related statements of operations, stockholders' deficit and cash flows for the year then ended, and for the period from inception, June 10, 1996, to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Endovasc Ltd., Inc. as of June 30, 1999, and the results of its operations and its cash flows for the year then ended, and for the period from inception, June 10, 1996, to June 30, 1999, in conformity with generally accepted accounting principles.



                                    Continued
                                       F-2

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements and discussed in Note 9, the Company has incurred significant recurring losses from operations since inception, is in a negative working capital and stockholders' deficit position at June 30, 1999, and is dependent on outside sources of financing for continuation of its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to this matter are also discussed in Note 13. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.





Houston, Texas
September 2, 1999

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                                  BALANCE SHEET
                                  June 30, 1999
                                   ----------

          ASSETS
          ------

Current assets:
  Cash and cash equivalents                              $  120,058
  Prepaid expenses                                            5,014
                                                         ----------

    Total current assets                                    125,072

Property and equipment, net                                   9,483
Deposits                                                      2,900
                                                         ----------

      Total assets                                       $  137,455
                                                         ==========


LIABILITIES AND STOCKHOLDERS' DEFICIT
-------------------------------------

Current liabilities:
  Current maturities of long-term debt                   $   53,482
  Note payable to shareholder                                85,248
  Accounts payable                                           85,666
  Accrued liabilities                                       361,956
                                                         ----------

    Total current liabilities                               586,352

Long-term debt, net of current maturities                    30,918
Convertible debentures                                      180,000
                                                         ----------

      Total liabilities                                     797,270
                                                         ----------

Commitment and contingencies

Stockholders' deficit:
  Common stock, $.001 par value, 100,000,000
    shares, authorized, 8,374,490 shares
    issued and 5,639,490 shares outstanding                   8,374
  Additional paid-in capital                              2,125,459
  Losses accumulated during the development
    stage                                                (2,776,737)
  Treasury stock                                            (16,911)
                                                         ----------

    Total stockholders' deficit                            (659,815)
                                                         ----------

      Total liabilities and stockholders'
        deficit                                          $  137,455
                                                         ==========





                     The  accompanying  notes  are an  integral  part  of  these financial statements.

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                             STATEMENT OF OPERATIONS
                 for the years ended June 30, 1999 and 1998 and
         for the period from inception, June 10, 1996, to June 30, 1999
                                   ----------


                                                                   Year Ended
                                                                     June 30,
                                              Year Ended               1998                Inception
                                                June 30,           As Restated            to June 30,
                                                 1999              (See Note 2)              1999
                                              ----------           ------------           -------
Income:
  Sales                                       $    5,000           $      -               $     5,000
  Interest income                                   -                     -                       653
  Other income                                      -                     -                     3,618
                                              ----------           -----------            -----------

    Total income                                   5,000                  -                     9,271
                                              ----------           -----------            -----------

Costs and expenses:
  Operating, general and adminis-
    trative expenses                             396,454               418,056              1,384,203
  Research and development costs                 211,278               607,384              1,199,332
  Interest expense                               193,811                 7,394                202,473
                                              ----------           -----------            -----------

    Total costs and expenses                     801,543             1,032,834              2,786,008
                                              ----------           -----------            -----------

Net loss                                      $ (796,543)          $(1,032,834)           $(2,776,737)
                                              ==========           ===========            ===========


Weighted average shares outstanding            7,217,096             6,757,534
                                              ==========           ===========

Basic and diluted net loss per
  common share                                $    (0.11)          $     (0.15)
                                              ==========           ===========






                     The  accompanying  notes  are an  integral  part  of  these financial statements.

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                       STATEMENT OF STOCKHOLDERS' DEFICIT
                 for the years ended June 30, 1999 and 1998, and
          for the period from inception, June 10, 1996 to June 30, 1999
                                   ----------


                                                                                                        Losses
                                                                                                     Accumulated
                                                                      Additional                     During the
                                              Common Stock             Paid-In        Treasury       Development
                                           Amount        Shares        Capital         Stock            Stage           Total
                                           ------        ------        -------         -----            -----           -----
Balance at inception, June 10, 1996        $  -              -        $     -        $     -         $      -         $     -

Stock issued for equity securities
  in 1996                                   2,332       2,332,000        300,000           -                -            302,332

Stock issued for purchase of patent
  rights in 1996                            2,188       2,188,000        282,252           -                -            284,440

Stock issued for services in 1997           1,702       1,702,000        354,198           -                -            355,900

Stock issued for cash in June 1997            305         304,571        205,196           -                -            205,501

Losses accumulated during the
  period from inception, June 10,
  1996, to June 30, 1997                      -              -              -              -            (947,360)       (947,360)
                                           ------       ---------     ----------     ----------      ------------     ----------

Balance at June 30, 1997                    6,527       6,526,571      1,141,646           -            (947,360)        200,813

Stock issued for purchase of patent
  rights in September 1997                    200         200,000        199,800           -                -            200,000

Stock issued for services in 1998              77          77,380         55,516           -                -             55,593

Stock subject to rescission                   -              -              -           (16,911)            -            (16,911)

Net loss accumulated in 1998                  -              -              -              -          (1,032,834)     (1,032,834)
                                           ------       ---------     ----------     ----------      -----------      ----------

Balance at June 30, 1998                    6,804       6,803,951      1,396,962        (16,911)      (1,980,194)       (593,339)

Conversion of debentures to
  common stock                              1,208       1,208,077        443,792           -                -            445,000

Stock issued for services                     362         362,462        284,705           -                -            285,067

Net loss accumulated in 1999                  -              -              -              -             (796,543)      (796,543)
                                           ------       ---------     ----------     ----------       -----------     ----------

Balance at June 30 ,1999                   $8,374       8,374,490     $2,125,459     $  (16,911)      $(2,776,737)   $ (659,815)
                                           ======       =========     ==========     ==========       ===========     ==========



                          The  accompanying  notes are an integral part of these
                  financial statements.

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                             STATEMENT OF CASH FLOWS
                 for the years ended June 30, 1999 and 1998, and
         for the period from inception, June 10, 1996, to June 30, 1999
                                   ----------


                                                  Year Ended          Year Ended             Inception
                                                    June 30,            June 30,            to June 30,
                                                     1999                1998                   1999
                                                  ----------          -----------             --------
Cash flows from operating activities:
  Net loss                                        $ (796,543)         $(1,032,834)          $(2,776,737)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Common stock and stock options
      issued as compensation for services            285,067               55,593               896,560
    Write down of long-lived assets to
      fair value                                        -                 200,000               284,440
    Depreciation expense                               3,242                3,150                 9,512
    Deferred income tax expense                         -                    -                    7,994
    Amortization of discount on con-
      vertible debentures                            125,000                 -                  125,000
    Changes in operating assets and
      liabilities:
      (Increase) decrease in prepaid
        expenses and deposits                         22,336               76,403                (7,914)
      Increase (decrease) in accounts
        payable and accrued liabilities              (16,474)             448,330               439,628
                                                  ----------          -----------           -----------

          Net cash used in operating
            activities                              (377,372)            (249,358)           (1,021,517)
                                                  ----------          -----------           -----------

Cash flows from investing activities:
  Capital expenditures                                (3,198)                -                  (18,995)
  Proceeds received from repayment of
    loan to stockholder                                 -                  71,854                  -
                                                  ----------          -----------           -----------

          Net cash used in investing
            activities                                (3,198)              71,854               (18,995)
                                                  ----------          -----------           -----------

Cash flows from financing activities:
  Proceeds from sale of equity securities               -                    -                  302,332
  Proceeds from sale of common stock                    -                    -                  205,501
  Proceeds from sale of convertible
    debenture and related conversion
    feature                                          500,000                 -                  500,000
  Issuance (repayment) of notes payable              (12,390)              72,474                84,400
  Proceeds from advances from
    stockholders                                      10,100               75,148                85,248
  Purchase of treasury stock                            -                 (16,911)              (16,911)
                                                  ----------          -----------           -----------

          Net cash provided by financing
            activities                               497,710              130,711             1,160,570
                                                  ----------          -----------           -----------

Net increase in cash and cash equivalents            117,140              (46,793)              120,058

Cash and cash equivalents at beginning
  of period                                            2,918               49,711                  -
                                                  ----------          -----------           -----------

Cash and cash equivalents at end of
  period                                          $  120,058          $     2,918           $   120,058
                                                  ==========          ===========           ===========


Supplemental disclosure of cash flow information:

  Cash paid for interest expense                  $   63,105          $     7,394           $    71,767
                                                  ==========          ===========           ===========

  Cash paid for income taxes                      $     -             $     -               $      -
                                                  ==========          ===========           ===========


   The accompanying notes are an integral part of these financial statements.

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                          NOTES TO FINANCIAL STATEMENTS
                                   ----------

1.     Organization and Summary of Significant Accounting Policies
       -----------------------------------------------------------

       Endovasc, Ltd., Inc. (the "Company") was incorporated under the laws of the State of Nevada on June 10, 1996. The Company's principal business is the production of various drugs that can be administered using the liposomal drug delivery system. The Company believes that its drug delivery system will ultimately be widely used by cardiologists, interventional radiologists and vascular surgeons. The Company is considered a development stage enterprise because it has not yet generated significant revenue from sale of its products and has devoted substantially all of its efforts in raising capital.

       Significant Estimates
       ---------------------

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from estimates making it reasonably possible that a change in the estimates could occur in the near term.

       Cash and Cash Equivalents
       -------------------------

       The Company considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

       Property and Equipment
       ----------------------

       Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Expenditures for major renewals and betterments that extend the original estimated economic useful lives of the applicable assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

1.     Organization and Summary of Significant Accounting Policies,
       ------------------------------------------------------------
       continued
       ---------

       Issuance Costs
       --------------

       Debt issuance costs are deferred and recognized, using the interest method, over the term of the related debt.

       Income Taxes
       ------------

       The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end. The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

       Research and Development Expenses
       ---------------------------------

       Research and development costs are expensed as incurred. These costs consist of direct and indirect costs associated with specific projects.

       Stock-Based Compensation
       ------------------------

       Stock-based compensation is accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", rather than applying the fair value method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation".

       Loss Per Share
       --------------

       Basic and diluted loss per share is computed on the basis of the weighted average number of shares of common stock outstanding during each period. Common equivalent shares from common stock options and warrants are excluded from the computation as their effect would dilute the loss per share for all periods presented.

       Fair Value of Financial Instruments
       -----------------------------------

       The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

1.     Organization and Summary of Significant Accounting Policies,
       ------------------------------------------------------------
       continued
       ---------

       Comprehensive Income
       --------------------

       The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which requires a company to display an amount representing comprehensive income as part of the Company's basic financial statements. Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments. The Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, comprehensive income and net income are identical.


2.     Prior Period Adjustments
       ------------------------

       During the period from inception, June 10, 1996, to June 30, 1997, and during the year ended June 30, 1998, the Company issued common stock to compensate key employees, consultants and certain vendors and to purchase the rights to use specific patents. The issuance of such stock was not afforded consistent accounting treatment but was generally recorded at par value or some other nominal value in the Company's financial statements. Generally accepted accounting principles require that common stock issuances be recorded at the estimated fair value of the stock issued or at the fair value of consideration received or services provided if such value is more readily determinable.

       During the year ended June 30, 1998 the Company entered into an agreement to purchase the rights to a specific patent. The purchase price was $125,000 (payable at $50,000 upon execution of the agreement and $75,000 by December 31, 1997) and 200,000 shares of the Company's common stock. The Company issued the stock and made the $50,000 payment. However, the Company has yet to make the final $75,000 payment. Per the agreement, if the final payment is not made within seven months of the execution of the agreement, the final payment is increased to $150,000 plus the issuance of an additional 200,000 shares of the Company's common stock. Although this matter is currently being disputed, generally accepted accounting principles requires these additional amounts to be accrued in the period they became due. Accordingly, these amounts have been accrued in the financial statements for the year ended June 30, 1998.

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

2.     Prior Period Adjustments, continued
       -----------------------------------

       The Company also capitalized the costs of purchasing and protecting patent rights during the year ended June 30, 1998. Generally accepted accounting principles require all long-lived assets to be reviewed for impairment and written down to their estimated fair value based on expected future cash flows generated by the asset. Since it is unknown whether this patent will ever generate cash flow for the Company, all costs associated with the patent have been recorded as research and development expense during the year ended June 30, 1998.

       The effect of correcting these errors in application of generally accepted accounting principles on the Company's financial statements at June 30, 1998 and 1997 is as follows:

                                                   June 30,          June 30,
                                                     1998              1997
                                                  ----------        ---------

         Decrease in total assets                 $ (321,815)       $     -
                                                  ==========        =========

         Increase in total liabilities            $ (209,000)       $     -
                                                  ==========        =========

         Increase in additional paid-in
           capital                                $   36,317        $ 488,569
                                                  ==========        =========

         Increase in accumulated deficit          $ (567,132)       $(488,569)
                                                  ==========        =========

         Increase in net loss for the
           year ended June 30, 1998               $ (567,132)
                                                  ==========

         Increase in net loss per common
           share for the year ended
           June 30, 1998                          $    (0.08)
                                                  ==========

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

3.     Property and Equipment
       ----------------------

       Property and equipment at June 30, 1999 consists of the following:

         Office furniture, fixtures and
           equipment                                          $   18,995

         Less accumulated depreciation                            (9,512)
                                                              ----------

                                                              $    9,483
                                                              ==========


       Depreciation expense during the year ended June 30, 1999 was $3,242.


4.     Notes Payable and Convertible Debentures
       ----------------------------------------

       Notes payable at June 30, 1999 consist of the following:

       Notes payable to a bank,  bearing  int- erest of prime (8.25% at June 30,
         1999) plus 1% per year and due in monthly installments of up to $1,238, includ- ing interest, through November 2002. These notes are uncollateralized but are guaranteed by two stockholders of the Company. $ 65,689

       Notes payable to a company, bearing
         interest of 6%, with principal and
         interest due on demand.  These notes
         are uncollateralized.                                    18,711

       Notes payable to stockholders, bearing
         interest of 10% per year and due on
         demand.  These notes are uncollater-
         alized.                                                  85,248
                                                              ----------

           Total notes payable                                   169,648

       Less current maturities                                  (138,730)
                                                              ----------
                                                              $   30,918
                                                              ==========

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

4.     Notes Payable and Convertible Debentures, continued
       ---------------------------------------------------

       At June 30, 1999, the Company owed amounts under convertible debentures totaling $180,000. The debentures bear interest at a stated rate of 8% per year, payable at maturity in common stock of the Company. These debentures mature in July 2001 and are convertible to shares of the Company's common stock at a conversion price per share equal to 75% of the average closing bid price of the common stock for the three days immediately preceding the date of conversion. During the fiscal year ended June 30, 1999 $320,000 of the original $500,000 debenture was converted to common stock. Subsequent to June 30, 1999 an additional $80,000 of the convertible debentures were converted to common stock.



       Future annual maturities of notes payable and convertible debentures at June 30, 1999 are as follows:

         Year Ended
          June 30,                                               Amount
          --------                                               ------
            2000                                              $  138,730
            2001                                                  12,578
            2002                                                 193,758
            2003                                                   4,582
                                                              ----------

                                                              $  349,648
                                                              ==========


5.     Income Tax
       ----------

       The composition of deferred tax assets and the related tax effects at June 30, 1999 are as follows:

         Benefit from carryforward of net
           operating losses                                   $  406,769

         Less valuation allowance                               (406,769)
                                                              ----------

           Net deferred tax asset                             $     -
                                                              ==========

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

5.     Income Tax, continued
       ---------------------

       The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss is as follows:



                                                           1999                             1998
                                                 -----------------------          ------------------------
                                                                 Percentage                        Percentage
                                                                 of Pre-Tax                        of Pre-Tax
                                                   Amount           Loss            Amount            Loss
                                                   ------           ----            ------            ----
         Benefit for income tax at
           federal statutory rate                $  270,825         34.0%         $  351,164          34.0%
         Non-deductible expenses                    (17,096)        (2.1)           (198,124)        (19.2)
         Increase in valuation
           allowance                               (253,729)       (31.9)           (153,040)        (14.8)
                                                 ----------        -----          ----------         -----

           Total                                 $     -             -  %         $     -              -  %
                                                 ==========        =====          ==========         =====


       The non-deductible expenses shown above related primarily to the issuance of common stock for services using different valuation methods for financial and tax reporting purposes.

       At June 30, 1999, for federal income tax and alternative minimum tax reporting purposes, the Company has approximately $1,200,000 of unused net operating losses available for carryforward to future years. The benefit from carryforward of such net operating losses will expire in various years between 2016 and 2019 and could be subject to severe limitations if significant ownership changes occur in the Company.


6.     Stock Options
       -------------

       Effective December 9, 1997, the Company entered into a stock option agreement with an employee that granted the employee an option to purchase up to 600,000 shares of the Company's restricted common stock at a below market purchase price. The option is for a three year period expiring December 8, 2000. According to the agreement the employee vests in these options as follows:

                Date Vested                                     Amount
                -----------                                     ------
              December 9, 1998                               $  200,000
              December 9, 1999                                  200,000
              December 9, 2000                                  200,000
                                                             ----------

                                                             $  600,000
                                                             ==========

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

6.     Stock Options, continued
       ------------------------

       The Company recognized compensation expense with respect to these stock options in the amount of $50,000.

       During the year ended June 30, 1998, the Company also executed an agreement with a former director of the Company under which the Company compensated the former director for past services by grant of options to acquire 50,000 shares of the Company's restricted common stock at $0.75 per share, which approximates market value, for a term of three years.

       During the year ended June 30, 1999, the Company also granted stock options to acquire up to 250,000 shares of the Company's restricted common stock. These stock options have a three year term and an exercise price of $0.40 - $0.75 per share, which approximated market value at date of grant.

       The Company periodically issues incentive stock options to key employees, officers, directors and outside consultants to provide additional incentives to promote the success of the Company's business and to enhance the ability to attract and retain the services of qualified persons. The issuance of such options are approved by the Board of Directors. The exercise price of an option granted is determined by the fair market value of the stock on the date of grant.

       The Company has issued stock options to employees and non-employee consultants as follows:


                                  Number of Shares
                                  ----------------
                              Employee    Non-employee      Total       Exercisable   Exercise Price
                              --------    ------------      -----       -----------   --------------
       Options outstand-
         ing at June 30,
         1997                    -             -              -              -

       Options granted        600,000        50,000        650,000         50,000      $0.10-$0.75
                              -------        ------        -------         ------      -----------

       Options outstand-
         ing at June 30,
         1998                 600,000        50,000        650,000         50,000      $0.10-$0.75

       Options granted           -          250,000        250,000        100,000      $0.40-$0.75
                              -------        ------        -------         ------      -----------

       Options outstand-
         ing at June 30,
         1999                 600,000       300,000        900,000        350,000      $0.10-$0.75
                              =======       =======        =======        =======      ===========


                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

6.     Stock Options, continued
       ------------------------

       Following is a summary of outstanding options at June 30, 1999:

         Number of Shares     Vested        Expiration Date      Exercise Price
         ----------------     ------        ---------------      --------------

             600,000          200,000       December, 2000           $0.10
              50,000           50,000       May, 2001                 0.75
             100,000          100,000       June, 2001                0.40
             150,000             -          October, 2001             0.75
             -------          -------

             900,000          350,000
             =======          =======


       The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock- Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options.

       Proforma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999 and 1998: risk-free interest rate of 6%; no dividend yield; weighted average volatility factor of the expected market price of the Company's common stock of 0.70; and a weighted-average expected life of the options of 3 years.

       The  Black-Scholes  option  valuation  model  was  developed  for  use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

6.     Stock Options, continued
       ------------------------

       For purposes of proforma disclosures, the estimated fair value of the options is included in expense at the date of issuance because the options may be fully exercised at that date. The Company's proforma information follows:

                                                  1999                 1998
                                               ----------             -------

         Net loss available to common
           stockholders                        $ (796,543)         $(1,032,834)
         Proforma net loss available to
           common stockholders                 $ (886,943)         $(1,048,334)
         Proforma basic and dilutive
           loss per share                      $    (0.12)         $     (0.16)


7.     Commitments and Contingencies
       -----------------------------

       Lease Commitments
       -----------------

       The Company has entered into a one-year lease agreement for office space which is accounted for as an operating lease. Rent expense for the years ended June 30, 1999 and 1998 was $15,606 and $11,981, respectively.

       Impact of Year 2000
       -------------------

       The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing a disruption of business activities.

       The Company has performed a complete assessment of the Year 2000 issue and believes that no significant modifications to its existing computer software will be required and that its existing computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company also believes that costs related to the Year 2000 issue will not be significant because the Company's systems have been designed to be Year 2000 compliant.

       Based on the Company's assessment of its relationships with significant suppliers and major customers to understand the extent to which the Company is vulnerable to any failure by third parties to remedy their own Year 2000 issues, management believes that the Company does not have significant exposure with respect to third parties.

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

8.     Going Concern Considerations
       ----------------------------

       Since its inception, as a development stage enterprise, the Company has not generated significant revenue and has been dependent on debt and equity raised from individual investors to sustain its operations. The Company has conserved cash by issuing its common stock to satisfy obligations, to compensate individuals and vendors and to settle disputes that have arisen. However, during the years ended June 30, 1999 and 1998, the Company incurred net losses of ($796,543) and ($1,032,834), respectively, and negative cash flows from operations of ($377,372) and ($272,761), respectively. These factors along with a ($461,280) negative working capital position at June 30, 1999 raise substantial doubt about the Company's ability to continue as a going concern.

       Management plans to take specific steps to address its difficult financial situation as follows:

       o In the near term the Company plans additional private sales of debt and common stock to qualified investors to fund its current operations.

       o In the intermediate term, the Company plans a public registration of its common stock under the Securities and Exchange Act of 1933 to provide a means of expanding the market for its common stock and to provide a means of obtaining the funds necessary to bring its products to the commercial market.

       o In the long-term, the Company believes that cash flows from commercialization of its products will provide the resources for continued operations.

There can be no assurance that the Company's planned private sales of debt and equity securities or its planned public registration of common stock will be successful or that the Company will have the ability to commercialize its products and ultimately attain profitability. The Company's long-term viability as a going concern is dependent upon three key factors, as follows:

       o The Company's ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the commercialization of its products.

       o The ability of the Company to obtain positive test results of its products in clinical trials.

       o      The  ability  of  the  Company  to  ultimately   achieve  adequate
              profitability and cash flows to sustain its operations.

                                    Continued

                               ENDOVASC LTD., INC.
                    (A CORPORATION IN THE DEVELOPMENT STAGE)
                    NOTES TO FINANCIAL STATEMENTS, Continued
                                   ----------

9.     Non-Cash Investing and Financing Activities
       -------------------------------------------

       During the years ended June 30, 1999, 1998 and 1997, the Company engaged in certain non-cash investing and financing activities as follows:

                                               1999          1998         1997
                                             --------      --------     ------

       Common stock issued in exchange
         for equity securities               $   -         $   -        $302,332
                                             ========      ========     ========

       Common stock issued upon conver-
         sion of debentures                  $320,000      $   -        $   -
                                             ========      ========     ========

       Common stock issued for purchase
         of patent rights                    $   -         $200,000     $284,440
                                             ========      ========     ========

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                              FINANCIAL STATEMENTS
             for the three months ended September 30, 1999 and 1998

                                   (Unaudited)

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                                  BALANCE SHEET
                      September 30 , 1999 and June 30, 1999


                                                    September 30,              June 30,
                                                        1999                     1999
        Assets                                       (Unaudited)                 (Note)
        ------                                       -----------                 ------
Current assets:
  Cash                                               $   18,519               $  120,058
  Prepaid expenses                                        2,094                    5,014
                                                     ----------               ----------

    Total current assets                                 20,613                  125,072

Property and equipment-net                                9,911                    9,483
Deposits                                                  2,900                    2,900
                                                     ----------               ----------

      Total assets                                   $   33,424               $  137,455
                                                     ==========               ==========


Liabilities and Stockholders' Deficit

Current liabilities:
  Current maturities of long-term debt               $   72,807               $   53,482
  Note payable shareholder                               85,248                   85,248
  Accounts payable                                      138,543                   85,666
  Accrued liabilities                                   397,527                  361,956
                                                     ----------               ----------

    Total current liabilities                           694,125                  586,352

Long term debt, net of current maturities                 8,400                   30,918
Convertible debentures                                  230,500                  180,000
                                                     ----------               ----------

      Total liabilities                                 933,025                  797,270
                                                     ----------               ----------

Stockholders' deficit:
  Common stock, $.001 par value,  100,000,000  shares authorized,  8,713,496 and
   8,374,490  shares issued and 6,054,604 and 5,639,490  shares  outstanding  at
   September 30,1999 and
   June 30, 1999, respectively                            8,713                    8,374
  Additional paid in capital                          2,208,580                2,125,459
  Losses accumulated during the development
    stage                                            (3,099,983)              (2,776,737)
  Treasury stock                                        (16,911)                 (16,911)
                                                     ----------               ----------

      Total stockholders' deficit                      (899,601)                (659,815)
                                                     ----------               ----------

        Total liabilities and stockholders'
          deficit                                    $   33,424               $  137,455
                                                     ==========               ==========



Note: The balance sheet at June 30, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. See accompanying notes.

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                             STATEMENT OF OPERATIONS
           for the three months ended September 30, 1999 and 1998 and for the period from inception, June 10, 1996, to September 30, 1999
                                   (Unaudited)


                                                                                           Inception to
                                               September 30,         September 30,         September 30,
                                                   1999                  1998                  1999
                                               -------------         -------------         ------------
Revenue                                         $   14,283            $    5,000            $   23,554
                                                ----------            ----------            ----------

Operating expenses:
  Research and development costs                   229,912                55,718             1,429,244
  Operating, general and administrative
    expenses                                        84,628                37,919             1,468,831
  Interest expense                                  22,989                12,337               225,462
                                                ----------            ----------            ----------

    Total costs and expenses                       337,529               105,974             3,123,537
                                                ----------            ----------            ----------

Net loss                                        $ (323,246)           $ (100,974)           $3,099,983
                                                ==========            ==========            ==========

Basic and dilutive net loss per common
  share                                         $    (0.04)           $    (0.01)
                                                ==========            ==========

Weighted average shares outstanding              8,426,773             6,817,694
                                                ==========            ==========




                             See accompanying notes.

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                      STATEMENT OF CHANGES IN STOCKHOLDERS'
                       DEFICIT for the three months ended
                               September 30, 1999
                                   (Unaudited)


                                                 Common Stock
                                      Number of          Dollar         Paid-In          Treasury       Accumulated
                                       Shares            Amount         Capital           Stock           Deficit
                                       ------            ------         -------           -----           -------
Balance at June 30, 1999              8,374,490        $    8,374      $2,125,459       $  (16,911)     $(2,776,737)

Issue of common stock for
  services                               93,460                93          93,367             -                -

Conversion of debentures to
  common stock                          335,546               336          79,664             -                -

Cancellation of common stock
  issued for services not
  performed                             (90,000)              (90)        (89,910)            -                -

Net loss                                   -                 -               -                -            (323,246)
                                      ---------        ----------      ----------       ----------      -----------

Balance at September 30, 1999         8,713,496        $    8,713      $2,208,580       $  (16,911)     $(3,099,983)
                                      =========        ==========      ==========       ==========      ===========



                             See accompanying notes.

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                        CONDENSED STATEMENT OF CASH FLOWS
                  for the three months ended September 30, 1999
              and 1998 and for the period from inception, June 10,
                           1996, to September 30, 1999



                                                                                      Inception to
                                                  September 30,     September 30,     September 30,
                                                      1999              1998              1999
                                                  -------------     -------------     -------------
Cash flows used in operating
  activities:                                      $ (227,544)       $  (85,859)      $(1,249,061)
                                                   ----------        ----------       -----------

Cash flows used in investing
  activities:                                          (1,302)             -              (20,297)
                                                   ----------        ----------       -----------

Cash flows from financing activities:
  Proceeds from sale of equity
    securities                                           -                 -              302,332
  Proceeds from sale of common stock                     -                 -              205,501
  Purchase of treasury stock                             -                 -              (16,911)
  Proceeds from sale of convertible
    debt                                              130,500            70,000           630,500
  Issuance (repayment) of notes
    payable                                            (3,193)             -               81,207
  Proceeds from advances from
    stockholder                                          -               20,100            85,248
                                                   ----------        ----------       -----------

    Net cash provided by financing
      activities                                      127,307            90,100         1,287,814
                                                   ----------        ----------       -----------

Increase (decrease) in cash and cash
  equivalents                                        (101,539)            4,241            18,519

Cash and cash equivalents, beginning
  of period                                           120,058             2,918              -
                                                   ----------        ----------       -----------

Cash and cash equivalents, end of
  period                                           $   18,519        $    7,159       $    18,519
                                                   ==========        ==========       ===========


Non-cash investing and financing
  activities:
  Common stock issued upon conversion
    of debentures                                  $   80,000        $     -          $   400,000
                                                   ==========        ==========       ===========

  Common stock issued for services
    and patent rights                              $   93,460        $   68,586       $ 1,202,791
                                                   ==========        ==========       ===========

  Common stock issued for equity
    securities                                     $     -           $     -          $   302,332
                                                   ==========        ==========       ===========





                             See accompanying notes.

                               ENDOVASC LTD., INC.
                        (A DEVELOPMENT STAGE CORPORATION)
                        NOTES TO THE FINANCIAL STATEMENTS
                               September 30, 1999


Note 1 - Interim Financial Statements
         ----------------------------

          The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and
          Article 10 of Regulation S-B instructions. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principals for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three- month period September 30, 1999 and 1998 are not necessarily indicative of the results that may be expected for the respective full year.

          A summary of the Company's significant accounting policies and other information necessary to understand the interim financial statement is presented in the Company's audited financial statement for the years ended June 30, 1999 and 1998. Accordingly the Company's audited financial statements should be read in connection with these financial statements.

Note 2 - Income Taxes
         ------------

          The difference between the 34% federal statutory income tax rate and amounts shown in the accompanying interim financial statement is primarily attributable to an increase in the valuation allowance applied against the tax benefit from utilization of net operating loss carryforwards.

Note 3 - Stockholders' Deficit
         ---------------------

         During the quarter ended September 30, 1999 the Company had common stock activity as follows:


                                                       Common           Paid-In
                                                        Stock           Capital            Total
                                                        -----           -------            -----
          Common stock issued upon conversion
              of debentures                          $       336       $  79,664        $  80,000

          Common stock issued as payment for
              services                                        93          93,367           93,460

          Cancellation of common stock issued
              for services not performed                     (90)        (89,910)         (90,000)
                                                     -----------       ---------        ---------

                                                     $       339       $  83,121        $  83,460
                                                     ===========       =========        =========




Note 4 - Convertible Debentures
         ----------------------

          At September 30, 1999 the Company owed amounts under a Series B convertible debenture totaling $130,500. These debentures bear interest at a stated rate of 8% per year. These debentures mature in July 2001 and are convertible to shares of the Company's common stock at a conversion price per share equal to 75% of the average closing bid price of the common stock for the three days immediately preceding the date of conversion.

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 3, 2000.


                         ENDOVASC LTD, INC.




                         By: /S/ David P. Summers
                             ---------------------
                             David P. Summers
                             Chairman and Chief Executive Officer

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